Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Net income (loss)	153,902	(3,595)	84,883	257,832	176,401
Taxes	49,038	5,677	28,743	87,595	63,825
Equity in losses (earnings) from real estate ventures	11,379	58,867	5,462	(12,216)	(9,221)
Operating distributions from real estate ventures	188	157	1,064	11,560	17,501
Fixed charges	78,549	88,598	68,908	47,103	40,104

Total Earnings	293,056	149,704	189,060	391,874	288,610

Fixed Charges:
Interest expense	41,723	52,005	31,933	17,783	16,374
Applicable portion of rent expense (1)	36,826	36,593	36,975	29,320	23,730

Total Fixed Charges	78,549	88,598	68,908	47,103	40,104

Ratio of Earnings to Fixed Charges	3.73	1.69	2.74	8.32	7.20

1. Represents one-third of rent expense, which we believe approximates the portion of rent expense that relates to interest.